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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

AMERICAN HOMEPATIENT, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
026649103
(CUSIP Number)
Patrick H. Daugherty
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	026649103	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Highland Crusader Offshore Partners, L.P., a Bermuda partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		8,437,164

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,437,164

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,437,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

(1)	Based on 17,573,389 shares outstanding as of March 5, 2007 as reported by the issuer in its Annual Report on Form 10-K, filed on March 13, 2007.

CUSIP No.	026649103	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,437,164

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,437,164

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,437,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

(1)	Based on 17,573,389 shares outstanding as of March 5, 2007 as reported by the issuer in its Annual Report on Form 10-K, filed on March 13, 2007.

CUSIP No.	026649103	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,437,164

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,437,164

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,437,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(1)	Based on 17,573,389 shares outstanding as of March 5, 2007 as reported by the issuer in its Annual Report on Form 10-K, filed on March 13, 2007.

CUSIP No.	026649103	Page	5	of	9

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		8,437,164

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,437,164

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,437,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	Based on 17,573,389 shares outstanding as of March 5, 2007 as reported by the issuer in its Annual Report on Form 10-K, filed on March 13, 2007.

The Schedule 13D, filed on February 27, 2006 by Highland Crusader Offshore Partners, L.P., a Bermuda partnership, Highland Capital Management, L.P., a Delaware limited partnership, Strand Advisors, Inc., a Delaware corporation and James Dondero (together, the “Reporting Persons”), as amended by the Amendment No. 1 filed on March 16, 2006, Amendment No. 2 filed on May 9, 2006, Amendment No. 3 filed on May 31, 2006, Amendment No. 4 filed on December 15, 2006 and Amendment No. 5 filed on April 3, 2007 relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of American HomePatient, Inc. (the “Issuer”), is hereby amended as set forth below by the Amendment No. 6.
Item 3. Source and Amount of Funds or Other Consideration
          Item 3 of the Schedule 13D is hereby amended and restated as follows:
          The shares of Common Stock reported herein by the Reporting Persons were acquired by Crusader Offshore, with funds from working capital in the ordinary course of business, at a total aggregate purchase price of approximately $24,239,535. No funds were borrowed by the Reporting Persons, Crusader LP or Crusader LLC in order to complete the purchases of the Common Stock.
          The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated as follows:
          Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons, Crusader LP and Crusader LLC declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.
          Percentages in section (a) below calculate, as of the date of this Report, the direct beneficial ownership for Crusader Offshore based upon 17,573,389 shares of Common Stock outstanding as of March 5, 2007, as represented by the Issuer in its Annual Report on Form 10-K filed with the Commission on March 13. 2007.
(a)	(i) Crusader Offshore directly beneficially owns 8,437,164 shares of Common Stock, collectively representing 48.0% of the outstanding Common Stock of the Issuer.

(ii) Crusader LP is the general partner of Crusader Offshore. However, pursuant to the management agreement between Highland Capital and Crusader Offshore, Highland Capital exercises all voting and dispositive powers with respect to securities held by Crusader Offshore and Crusader LP beneficially owns 0 shares of Common Stock of the Issuer.

(iii) Crusader LLC is the general partner of Crusader LP. However, pursuant to the management agreement between Highland Capital and Crusader Offshore, Highland Capital exercises all voting and dispositive powers with respect to securities held by Crusader Offshore and Crusader LLC beneficially owns 0 shares of Common Stock of the Issuer.

(iv) Highland Capital is the investment advisor to Crusader Offshore and has the power to control and vote the shares set forth in paragraph (a)(i) above and accordingly may be deemed to indirectly beneficially own all of such shares.

(v) Strand is the general partner of Highland Capital, and accordingly may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.

(vi)James Dondero is the President and a director of Strand, and accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.

(b)	As a result of the relationships described herein, each of the Reporting Persons may be deemed to be a beneficial owner of the Common Stock, and as a result each of the Reporting Persons may be deemed to have sole voting and dispositive power over the shares owned by Crusader Offshore.

(c)	Crusader purchased (i) an aggregate of 28,000 shares of Common Stock on April 9, 2007 at $2.7536 per share, (ii) an aggregate of 5,281,982 shares of Common Stock on April 10, 2007 at $3.0195 per share and (iii) an aggregate of 5,000 shares of Common Stock on April 10, 2007 at $2.8250 per share.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	Inapplicable.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: April 12, 2007

JAMES DONDERO

/s/ James Dondero

Name: James Dondero

STRAND ADVISORS, INC.

By:	/s/ James Dondero

Name: James Dondero
Its: President

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc.
Its: General Partner

By:	/s/ James Dondero

Name: James Dondero
Its: President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By: Highland Crusader Fund GP, L.P.
Its: General Partner

By: Highland Crusader Fund GP, LLC
Its: General Partner

By: Highland Capital Management, L.P.
Its: Sole Member

By: Strand Advisors, Inc.
Its: General Partner
By:	/s/ James Dondero

Name: James Dondero
Its: President